Exhibit 77(i)

Terms or New or Amended Securities

1.   At the March 8, 2012 Board Meeting, the Board of Trustees of ING Variable Products Trust (“IVPT”) approved the renewal of the 12b-1 Plan fee waiver letter agreement under which ING Investments Distributor, LLC (“IID”) waives a portion of its fees with respect to ING Mid Cap Opportunities Portfolio and ING International Value Portfolio. The 12b-1 Plan fee waiver letter agreement provides that IID will waive an amount equal to 0.05% per annum on the average daily net assets attributable to Service Class shares of ING Mid Cap Opportunities Portfolio and ING International Value Portfolio. The 12b-1 Plan fee waiver letter agreement was renewed for an additional one-year period through May 1, 2013.

2.   At the March 8, 2012 Board Meeting, the IVPT Board approved the renewal of the 12b-1 Plan fee waiver letter agreement under which IID waives a portion of its fees with respect to certain share classes of series of IVPT. The 12b-1 Plan fee waiver letter agreement provides that IID will waive an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares. The 12b-1 Plan fee waiver letter agreement was renewed for an additional one-year period through May 1, 2013.